BERRY PLASTICS CORPORATION

101 Oakley Street

Evansville, IN 47710

                                                                                                                        August 6, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attention:         Terence O’Brien

                        Tracey Smith
                        Alfred Pavot, Jr.

            RE:      Berry Plastics Corporation

Form 10-K for Fiscal Year Ended October 1, 2011

Filed December 19, 2011

File No. 33-75706-01

Dear Mr. O’Brien, Ms. Smith and Mr. Pavot:

Please find below the responses of Berry Plastics Corporation (“we,” “us,” “our” or the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter of July 19, 2012 (the “Comment Letter”) regarding the Company’s Form 10-K for Fiscal Year Ended October 1, 2011 (the “Form 10-K”).  Our response below is set forth underneath the italicized comment reproduced from your letter.

Item 9A. Controls and Procedures, Page 28

1.      We note that you have concluded that your disclosure controls and procedures are ineffective as of October 1, 2011, due the control deficiency that resulted in insufficient disclosures regarding your goodwill impairment charges. Please tell us your consideration to include the significant revisions that are necessary to provide readers with more informative narrative explanations of your financial statements within MD&A as another deficient disclosure identified. Please also tell us your consideration of also identifying the underlying control deficiency related to the revisions being made to your condensed consolidating financial statements presented in the footnotes in accordance with Article 3-10 of Regulation S-K as a contributing factor to your disclosure controls and procedures being ineffective as of October 1, 2011. Please provide us with the revised disclosures you intend to provide in response to this comment. Also, please provide us with your consideration of the effectiveness of your disclosure controls and procedures as of December 31, 2011 and March 31, 2012, for the control deficiencies for the three amendment issues identified.

Response:   We acknowledge the Staff’s comment and respectfully advise that we will revise our assessment of our disclosure controls and procedures. The company has concluded its disclosure controls and procedures were not effective.  This conclusion is based on the aggregation of the matters requiring amendment, including for the insufficient disclosures related to our goodwill impairment, the insufficient disclosure to explain our period-over-period changes in our financial statements within our Management’s Discussion and Analysis of Financial Condition and Results of

Operations (“MD&A”) and the revisions to the condensed consolidating financial statements for intercompany activity.  We will amend our October 1, 2011 Form 10-K to revise Item 9A and our December 31, 2011 and March 31, 2012 Form 10-Qs to revise Item 4, which revisions are presented below.

We will amend our Form 10-K to revise Item 9A to include the following:

Item 9A.    CONTROLS AND PROCEDURES

(a)   Evaluation of disclosure controls and procedures.

Under applicable SEC regulations, management of a reporting company, with the participation of the principal executive officer and principal financial officer, must periodically evaluate the company’s “disclosure controls and procedures,” which are defined generally as controls and other procedures of a reporting company designed to ensure that information required to be disclosed by the reporting company in its periodic reports filed with the Commission is recorded, processed, summarized, and reported on a timely basis.

Based on this periodic evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were not effective to ensure that information required to be disclosed was reported at the acceptable level of detail for the period covered by this report.  The following deficiencies were identified:

•         Critical Accounting Policy and Estimates: Goodwill and Other Indefinite Lived Intangible Assets.  We did not provide readers with sufficient information explaining the factors that led to the recognition of the goodwill impairment charge, along with the future implications to our business.

•         Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We did not provide readers with sufficient informative narrative explanations of our financial statements.

•         Condensed Consolidating Financial Statement. We did not provide appropriate disclosure and presentation of certain intercompany activity in our condensed consolidating financial statements.

Plans to remediate deficiency in disclosure controls and procedures.

In addition to our historical disclosure controls and procedures, beginning with our quarterly report for the third fiscal quarter of 2012, the Company has begun a more comprehensive review and approval procedure of disclosures, which review will be performed by our General Counsel, outside counsel, Corporate Controller and Chief Financial Officer.  We believe this enhanced oversight will help us to ensure the level of information we disclose provides readers with sufficient detail to understand the policies and estimates included in our critical accounting policies, significant changes in our financial results described within our MD&A and that intercompany activity is appropriately presented in the condensed consolidating financial statements.  We believe that these actions, when completely implemented, will remediate the deficiency in our disclosure controls and procedures.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projection of any evaluation of effectiveness to future periods is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of internal control over financial reporting was conducted using the criteria in Internal Control—Integrated Framework issued by the Committee of Sponsoring  Organizations of the Treadway Commission (“COSO”).  For purposes of the evaluation, management excluded the disclosure controls and procedures of Rexam SBC and Filmco, which were acquired by the Company in September 2011 and in August 2011, respectively.  See footnote 2 to the Consolidated Financial Statements for further discussion of these acquisitions.

This Annual Report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only Management’s report in this Annual Report.

A material weakness is a control deficiency, or combination of control deficiencies, that results in the reasonable possibility that there is more than a remote likelihood that a misstatement of our annual or interim financial statements that is more than inconsequential will not be prevented or detected in a timely manner. In connection with management’s assessment of our internal control over financial reporting, including considering the revisions included in this amended Form 10-K, management has concluded that our internal control over financial reporting was effective at the end of fiscal 2011, and that there were no material weaknesses in our internal control over financial reporting as of that date.

We will amend our December 31, 2011 and March 31, 2012 Form 10-Q to modify Item 4 to include the following:

Item 4. Controls and Procedures

(a) Evaluation of disclosure controls and procedures.

Under applicable SEC regulations, management of a reporting company, with the participation of the principal executive officer and principal financial officer, must periodically evaluate the company’s “disclosure controls and procedures,” which are defined generally as controls and other procedures of a reporting company designed to ensure that information required to be disclosed by the reporting company in its periodic reports filed with the Commission is recorded, processed, summarized, and reported on a timely basis.

Based on this periodic evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were not effective to ensure that information required to be disclosed was reported at the acceptable level of detail for the period covered by this report.  The following deficiencies were identified:

•         Critical Accounting Policy and Estimates: Goodwill and Other Indefinite Lived Intangible Assets.  We did not provide readers with sufficient information explaining the factors that led to the recognition of the goodwill impairment charge, along with the future implications to our business.

•         Management’s Discussion and Analysis of Financial Condition and Results of Operations.  We did not provide readers with sufficient informative narrative explanations of our financial statements.

•         Condensed Consolidating Financial Statement. We did not provide appropriate disclosure and presentation of certain intercompany activity in our condensed consolidating financial statements.

Plans to remediate deficiency in disclosure controls and procedures.

In addition to our historical disclosure controls and procedures, beginning with our quarterly report for the third fiscal quarter of 2012, the Company has begun a more comprehensive review and approval procedure of disclosures, which review will be performed by our General Counsel, outside counsel, Corporate Controller and Chief Financial Officer.  We believe this enhanced oversight will help us to ensure the level of information we disclose provides readers with sufficient detail to understand the policies and estimates included in our critical accounting policies, significant changes in our financial results described within our MD&A and that intercompany activity is appropriately presented in the condensed consolidating financial statements.  We believe that these actions, when completely implemented, will remediate the deficiency in our disclosure controls and procedures.

2.      Please provide us with your assessment of the control weaknesses the led to the deficient disclosures related to the goodwill impairment charge, the lack of informative narrative explanations of your financial statements within MD&A, and the errors identified in condensed consolidating financial statements presented in the footnotes in accordance with Article 3-10 of Regulation S-K as they relate to your internal control over financial reporting. As part of your explanation, please provide us with your assessment as to whether the control weaknesses, individually or in the aggregate, rise to the level of a material weakness, as defined in Article 1-02(a)(4) of Regulation S-X.

Response:  As discussed in our response to the Staff’s first comment in the Comment Letter, we have identified control deficiencies in the design and operation of our disclosure controls and procedures.  Specifically, we did not have a sufficient level of review controls in place to identify the appropriate level of disclosure in our MD&A related to the goodwill impairment charge or the narrative explanations of our financial statements or the appropriate presentation of intercompany activity in the condensed consolidating financial statements.  As described above, based on these deficiencies in the aggregate, we concluded that the design and operation of our disclosure controls and procedures were not effective.

In the course of our evaluation of our disclosure controls and procedures, we also evaluated our internal controls over financial reporting to assess whether the control weaknesses, individually or in the aggregate, rose to the level of a material weakness, as defined in Article 1-02(a)(4) of Regulation S-X. As discussed further below, the Company has concluded that the identified deficiencies in our disclosure controls and procedures do not individually, or in the aggregate, rise to the level of a material weakness in our internal control over financial reporting.

In reaching this conclusion, in addition to the analysis set forth below, the Company noted the Commission’s adopting release implementing Section 302(a) of the Sarbanes-Oxley Act of 2002, which provided that disclosure controls and procedures “are intended to cover a broader range of information than is covered by an issuer’s internal controls related to financial reporting.”1 As an example of this broader coverage, the release specifically provides the example of ensuring timely collection and evaluation of information potentially subject to disclosure under the requirements of Regulation S-X.   We also note Section II.D. of the Commission’s release implementing Section 404 of the Sarbanes-Oxley Act of 2002 (the “ICFR Release”), which provides a discussion of the differences between internal control over financial reporting and disclosure controls and procedures.2  The ICFR Release provides that:  “While there is substantial overlap between a company’s disclosure controls and procedures and its internal control over financial reporting, there are both some elements of disclosure controls and procedures that are not subsumed by internal control over financial reporting and some elements of internal control that are not subsumed by the definition of disclosure controls and procedures.”  In discussing the overlaps between disclosure controls and procedures and internal controls over financial reporting, the ICFR Release notes as an example that “disclosure controls and procedures will include those components of internal control over financial reporting that provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles.”

In light of the foregoing, the Company evaluated whether each deficiency in disclosure controls and procedures was also a deficiency in our internal control over financial reporting, and if so, whether that deficiency, taken with any other deficiencies that were determined to be in our internal controls over financial reporting, would be a material weakness. With respect to the deficiencies identified related to the level of disclosure included in MD&A, including related to our impairment charge and explanation of our financial statements, we considered whether the deficient review controls associated with  these disclosures were isolated to MD&A or extended to relevant amounts and disclosures included in our financial statements.  Our evaluation considered our financial statement disclosures related to goodwill and our related impairment analysis and narrative explanation of our financial statements and noted that the controls associated with these areas were not affected by the deficient MD&A review controls, evidenced in part by the fact that such controls resulted in the amounts recorded and disclosed in our financial statements to be in accordance with GAAP.  As such, we determined that the deficient review controls associated with the disclosures included in MD&A

1 Release No. 33-8124, “Certification of Disclosure in Companies’ Quarterly and Annual Reports” (September 9, 2002).

2 Release No. 33-8238, “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports” (June 18, 2003).

were not internal controls over financial reporting and therefore did not affect our conclusion related to the effectiveness of our internal controls over financial reporting.

With respect to the deficiencies identified related to the condensed consolidating financial statements, our review controls were sensitive enough to ensure appropriate disclosure and presentation of any non-intercompany transactions or balances, but did not appropriately address the intercompany activity.  We believe the review controls in place were effective to identify any material errors in the consolidated balances and the balances within our condensed consolidating financial statements within our footnotes; however, as previously mentioned, they were not sensitive enough to detect the errors in the presentation of the intercompany balances.  These disclosure changes had no impact on our consolidated financial statements.

Additionally, the errors that were identified primarily resulted in reclassifications between the Parent Company and the Guarantor Subsidiaries, which collectively secure and guarantee the Company’s indebtedness. The changes in the condensed consolidating financial statements relate to the presentation of intercompany activity on the condensed supplemental balance sheets and in the condensed supplemental statements of cash flows.  They have no effect on the condensed supplemental statements of operations or any non-intercompany transactions or balances.   The Non-Guarantor Subsidiaries primarily consist of the international entities and are not material to the consolidated company or our financial results. Based on these facts, we do not believe that there is a reasonable possibility that the deficiency with our review controls could have resulted in a material misstatement in our financial statements.

Based on the discussion above, we do not believe the control deficiency related to the condensed consolidating financial statement footnote rises to the level of a material weakness, as defined in Article 1-02(a)(4) of Regulation S-X, in our internal control over financial reporting.

14. Guarantor and Non-Guarantor Financial Information, page F-31

3.      We note the disclosures you intend to include in the amendment to your Form 10-K. Please revise your disclosure to clarify that all of the guarantor subsidiaries are 100% owned by the parent as defined in Article 3-10(h)(i) of Regulation S-X, if correct. Please also refer to Article 1-02(aa) of Regulation S-X regarding the definition of a wholly owned subsidiary. With regards to full and unconditional guarantees, if there are any circumstances in which a subsidiary may be released from the guarantee, please note these provisions when disclosing that the guarantees are full and unconditional and provide a description of the release provisions.

Response:  The Company respectfully acknowledges the Staff’s comment and will include in our amended Form 10-K revised disclosure to clarify that all of our guarantor subsidiaries are 100% owned by the Company as defined in Article 3-10(h)(i) of Regulation S-X.  In addition, with regards to the full and unconditional guarantees provided by the guarantor subsidiaries, the Company will describe the circumstances in which a subsidiary may be released from the guarantee. Set forth below is the Company’s proposed revised disclosure including a description of the circumstances in which the indentures governing the guarantees provide for the subsidiaries’ guarantees to be released automatically.  We believe that such circumstances are among those considered “customary” under Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual.

Proposed Revised Disclosure:

The Company has notes outstanding which are fully, jointly, severally and unconditionally guaranteed by substantially all of Berry’s domestic subsidiaries.  Separate narrative information or financial statements of the guarantor subsidiaries have not been included because they are 100% owned by the parent company and the guarantor subsidiaries unconditionally guarantee such debt on a joint and several basis.  A guarantee of a guarantor of the securities will terminate upon the following customary circumstances:  the sale of the capital stock of such guarantor if such sale complies with the indenture; the designation of such guarantor as an unrestricted subsidiary; the defeasance or discharge of the indenture, as a result of the holders of certain other indebtedness foreclosing on a pledge of the shares of a guarantor subsidiary; or if such guarantor no longer guarantees certain other indebtedness of the issuer.  The guarantees are also limited as necessary to prevent them from constituting a fraudulent conveyance under applicable law, and guarantees guaranteeing subordinated debt are subordinated to certain other of the Company’s debts.

Please contact me at (812) 306-2370 or Andrew J. Nussbaum, special counsel to the Company, at (212) 403-1269 if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

/s/        James M. Kratochvil

James M. Kratochvil
Chief Financial Officer
Berry Plastics Corporation

cc:        Jonathan D. Rich, Chief Executive Officer

            Jeffrey D. Thompson, Chief Legal Officer

            Andrew J. Nussbaum, Wachtell, Lipton, Rosen & Katz